Exhibit 99.3

TERMS AND CONDITIONS OF THE SUBSCRIPTION WARRANTS – SERIES 3

SUBSCRIPTION WARRANT

Terms and Conditions of the Subscription Warrant – Single Series

1.       Issuer. Azul S.A., a corporation, duly registered with the Brazilian Securities and Exchange Commission (“CVM”) under No. 02411-2, with its head office in the city of Barueri, State of São Paulo, at Avenida Marcos Penteado de Ulhôa Rodrigues, No. 939, 8th floor, Ed. Jatobá, Condomínio Castelo Branco Office Park, Tamboré, ZIP Code 06.460-040, enrolled with the National Corporate Taxpayers’ Registry under No. 09.305.994/0001-29 (“Azul” or the “Company”).

2.       Purpose. Each subscription warrant will grant its holder the right to subscribe for the number of New Shares (as defined below) during the Exercise Period (defined below), upon payment of the Exercise Price (defined below), in accordance with the terms and conditions for such exercise (“Subscription Warrant”).

3.       Distribution. The Subscription Warrants will be sold by the Company, pursuant to article 77 of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporations Law”), in exchange for an aggregate Purchase Price of R$ 12.16.

The Company’s current shareholders shall have preemptive rights to subscribe for the Subscription Warrants, pursuant to article 171, § 3, of the Brazilian Corporations Law, which may be exercised within thirty (30) days.

4.       Quantity of Subscription Warrants. Up to 1,215,565,208,799 Subscription Warrants will be issued within the limit of the Company’s authorized capital.

5.       Purchase Price. The aggregate purchase price payable for the acquisition of all Subscription Warrants shall be R$ 12.16, to be paid in cash on the date of issuance of the Subscription Warrants in favor of the relevant holders (“Purchase Price”).

Regardless of the number of Subscription Warrants acquired, the minimum Purchase Price payable by each holder shall be R$0.01, provided, however, that the holders acknowledge that such minimum payment may result in an increase in the aggregate amounts received by the Company in connection with the sale of the Subscription Warrants.

6.       Quantity of New Shares. Each Subscription Warrant will grant its holder the right to subscribe for one (1) new registered, book-entry, without par value, common share issued by the Company (“New Share”), subject to any upward or downward adjustments, as provided herein (“Quantity of New Shares”).

7.       Form. The Subscription Warrants will be in registered book-entry form, kept in deposit accounts, on behalf of their holders, by the Bookkeeping Agent.

8.       Bookkeeping Agent. The Subscription Warrants will be registered by the Bookkeeping Agent.

9.       Certificates. No Subscription Warrants certificates will be issued.

10.       Proof of Ownership. The ownership of the Subscription Warrants will be evidenced by the deposit account statement issued by the Bookkeeping Agent. If the Subscription Warrants are held in B3’s custody, the statement issued on behalf of the holder by B3 will serve as proof of ownership.

11.       Trading. The Company will request B3 the applicable trading registration for the Subscription Warrants in the secondary market in the special listing segment of B3, regulated by the Level 2 Regulation, following the provisions of the items “Exercise Period” and “Exercise Request” below.

12.       Exercise Price. The exercise price of each Subscription Warrant will be USD$ 0.000020938828792967700 per Subscription Warrant converted into Brazilian Reais based on the PTAX as of the Business Day immediately prior to the date on which the warrants are exercised by the relevant holder (the “Exercise Price”) .

The exercise price was fixed pursuant to the restructuring plan filed by the Company and its subsidiaries under the Chapter 11 of the United States Bankruptcy Code, before the United States Bankruptcy Court for the Southern District of New York, State of New York, United States of America (the “Chapter 11 Plan”).

Regardless of the number of Subscription Warrants exercised, the minimum Exercise Price payable by each holder shall be R$ 0.01; provided, however, that the holders acknowledge that such minimum payment may result in an increase in the aggregate amounts received by the Company in connection with the exercise of the Subscription Warrants.

13.       Exercise Period. Subject to the conditions set forth in Section 22 below, the Subscription Warrants may be exercised during a window of time beginning as of delivery of the Subscription Warrants and until the date that is one year following the date of issuance of the Subscription Warrants (“Exercise Period”).

14.       Termination of Unexercised Subscription Warrants. After the Exercise Period has expired, the unexercised Subscription Warrants will be canceled and terminated in full, without any payment, compensation or indemnification to the holders.

15.       Exercise Procedure. Subscription Warrants may be exercised, during the Exercise Period, following the procedures of the Bookkeeping Agent and B3, at the sole discretion of its holder, upon request for exercise and payment of the Exercise Price, and subject to the terms and conditions described in Section 16 below.

16.       Exercise Request. The exercise request will be made in writing to the Bookkeeping Agent or through the custodian within the B3, as the case may be, during the Exercise Period following the procedures of the Bookkeeping Agent and B3.

17.       Payment of the Exercise Price. The Exercise Price will be paid in Brazilian reais following the rules and procedures of the Bookkeeping Agent and the B3, as the case may be.

18.       Issuance of the New Shares and Ratification of the Capital Increase. The Board of Directors will ratify, from time to time, the increase in the Company’s share capital and the issuance of the New Shares resulting from the exercise of Subscription Warrants (“Ratification Board Meeting”). A Ratification Board Meeting shall occur (i) whenever a Relevant Portion of the Subscription Warrants is exercised and (ii) at the end of the Exercise Period.

For the purposes of this instrument, “Relevant Portion” shall mean any amount of Subscription Warrants being exercised that exceeds fifteen percent (15%) of the total number of Subscription Warrants issued by the Company.

No Ratification Board Meeting will be held if no Subscription Warrants are exercised during the Exercise Period.

19.       Conversion Date. For all legal purposes, Subscription Warrants that are exercised during the Exercise Period will only be considered converted into New Shares on the date of the respective Ratification Board Meeting (the “Conversion Date”).

20.       New Shares Settlement. The New Shares subscribed as a result of the exercise of the Subscription Warrants will be issued and credited to the account of the relevant subscribers within three (3) business days of the Conversion Date.

21.       Adjustments. In order to prevent dilution of the rights granted under the Subscription Warrants, (i) the Exercise Price and (ii) the number of New Shares issuable upon exercise of each Subscription Warrant shall be subject to adjustment from time to time as provided below:

(a)       Subdivision or Combination of Common Shares. In the event that the amount of outstanding common shares are increased or decreased by combination (by reverse stock split or reclassification) or subdivision (by any stock split or reclassification) of the common shares or any distribution by the Company of additional common shares to all holders of common shares (“Additional Common Shares”), then, on the effective date of such combination, subdivision or distribution, the Quantity of New Shares shall be increased or decreased, as applicable, in proportion to such increase or decrease, as applicable, in the outstanding common shares. Whenever the Quantity of New Shares purchasable upon the exercise of the Subscription Warrants is adjusted as provided herein, the Exercise Price per New Share shall be adjusted (to the nearest cent (USD$ 0.000001)) by multiplying such Exercise Price immediately prior to such adjustment by a fraction (i) the numerator of which shall be the number of common shares outstanding immediately prior to such combination, subdivision or distribution and (ii) the denominator of which shall be the number of common shares outstanding immediately thereafter accordingly.

(b)       Distributions. If the Company at any time after the issuance of the Subscription Warrants but prior to the expiration of the Exercise Period fixes a record date for the making of a distribution to all holders of common shares of securities, evidences of indebtedness, assets, cash, rights or warrants, then, in each such case, the Exercise Price in effect prior to such record date shall be adjusted thereafter to the price determined by the following formula:

EP1 = EP0 x (CP0 - FV)/CP0

Where:

EP1 = the Exercise Price in effect immediately following the application of the adjustments in this Section 21(b);

EP0 = the Exercise Price in effect immediately prior to the application of the adjustments in this Section 21(b);

CP0 = the Sale Price of the common shares on the last trading day preceding the first date on which the common shares trade regular way without the right to receive such distribution; and

FV = the amount, in USD$, of cash and/or the fair market value of the securities, evidences of indebtedness, assets, rights or warrants to be so distributed in respect of one common share, as reasonably determined in good faith by the Board of Directors.

Such adjustment shall be made successively whenever such a record date is fixed (an “Adjustment Event”). In such Adjustment Event, the number of New Shares issuable upon the exercise of each Subscription Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of New Shares issuable upon the exercise of each Subscription Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the adjustment by (y) the new Exercise Price immediately following such adjustment.

In the event that such distribution is not so made, the Exercise Price and the number of New Shares issuable upon exercise of the Subscription Warrants then in effect shall be readjusted, effective as of the date when the Board of Directors determines not to distribute such shares, evidences of indebtedness, assets, rights, cash or warrants, as the case may be, to the Exercise Price that would then be in effect and the number of New Shares that would then be issuable upon exercise of the Subscription Warrants if such record date had not been fixed.

(c)       Repurchase Offer of Common Shares. If at any time after the issuance of the Subscription Warrants but prior to the expiration of the Exercise Period the Company consummates a Repurchase Offer of common shares, then the Exercise Price shall be reduced to the price determined by the following formula:

EP1 = EP0 x (OS0 x CP0 ) – AP
(OS0 – SP) x CP0

Where:

EP1 = the Exercise Price in effect immediately following the application of the adjustments in this Section 21(c) (but in no event greater than EP0);

EP0 = the Exercise Price in effect immediately prior to the application of the adjustments in this Section 21(c);

OS0 = the number of common shares, on a fully diluted basis, outstanding immediately before consummation of such Repurchase Offer;

CP0 = the Sale Price of a common share on the trading day immediately preceding the first public announcement by the Company or any of its affiliates of the intent to effect such Repurchase Offer;

AP = the aggregate purchase price in USD$ (including the fair market value, as reasonably determined in good faith by the Board of Directors, of any non-cash consideration included therein) paid for the common shares in the Repurchase Offer; and

SP = the number of common shares so repurchased in the Repurchase Offer.

In such event, the New Shares issuable upon the exercise of each Warrant shall be increased to the number obtained by dividing (x) the product of (1) the New Shares issuable upon the exercise of each Subscription Warrant before such adjustment, and (2) the Exercise Price in effect immediately prior to the adjustment by (y) the new Exercise Price immediately following such adjustment. For the avoidance of doubt, no increase to the Exercise Price or decrease in the New Shares issuable upon exercise of the Warrants shall be made pursuant to this Section 21(c).

22.       Conditions for Exercise. The exercise of the Subscription Warrants by each holder shall be conditioned upon (i) the obtainment by such holder, as applicable, of all required approvals from the applicable Governmental Authorities, including, as applicable, the Administrative Council for Economic Defense (CADE), and (ii) the consummation of the Company’s Chapter 11 Plan.

23.       Rights of the New Shares. The New Shares will confer to their holders the same rights, advantages and restrictions conferred to other holders of common shares issued by the Company.

24.       Share Fractions Treatment. The Company shall not be required to issue any fraction of a share of its capital stock in connection with the exercise of any Subscription Warrants. In any case where a holder of Subscription Warrants would be entitled to receive a fraction of a share upon the exercise of such Subscription Warrants, the Company shall, upon the exercise of such Subscription Warrants, issue or cause to be issued only the largest whole number of common shares issuable upon such exercise (and such fraction of a share will be disregarded, and the holder shall not have any rights or be entitled to any payment with respect to such fraction of a share).

25.       Changes to the Terms of the Subscription Warrants. Any changes to the terms and conditions of the Subscription Warrants originally approved by the Board of Directors will be fully effective in relation to all Subscription Warrants then in place, if such changes are resolved by the Company’s Board of Directors of the Company and approved by holders of Subscription Warrants representing more than eighty percent (80%) of the total number of Subscription Warrants issued by the Company, represented at a special meeting of holders of the Subscription Warrants specially called for such purpose.

26.       Applicable regulations. The Subscription Warrants will be governed by the laws of the Federative Republic of Brazil.

27.       Definitions. In addition to other terms defined above, the following capitalized terms shall have the following respective meanings:

“B3” means B3 S.A. - Brasil, Bolsa, Balcão.

“Bookkeeping Agent” means the financial institution engaged by the Company to provide securities registration services, which is currently Itaú Corretora de Valores S.A.

“Business Day” means any day other than a Saturday, Sunday or any other day on which (i) the Primary Stock Exchange is closed for trading or (ii) banking institutions in the City of New York, State of New York, United States of America, or in the City of São Paulo, State of São Paulo, Brazil, are authorized or obligated to close.

“Sale Price” of the Company’s common shares on any date of determination means:

(a)       if the Company’s common shares are listed on the Brazilian Stock Exchange on such date, the average closing sale price per common share (or if no closing sale price is reported, the average of the closing bid and closing ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the trading day as of such date of determination, as reported by the Brazilian Stock Exchange.

(b)       if the Company’s common shares are not listed on the Brazilian Stock Exchange on such date, but on a U.S. national or regional securities exchange, the average closing sale price per common share (or if no closing sale price is reported, the average of the high bid and low asked prices or, if more than one in either case, the average of the average high bid and low asked prices) for the trading day as of such date of determination, as reported in composite transactions for such securities exchange (or, if more than one, the principal securities exchange on which the common shares are traded);

(c)       if the Common Shares are not listed on either the Brazilian Stock Exchange or a U.S. national or regional securities exchange, the average last quoted sale price for the common shares (or, if no sale price is reported, the average of the high bid and low asked price for such date) for such date of determination, in the over-the-counter market as reported by OTC Markets Group Inc. or other similar organization; or

(d)       in all other cases, as determined in good faith by the Board of Directors.

The Sale Price shall be determined without reference to early hours, after hours or extended market trading.

“Governmental Authority” means any (i) government, (ii) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official or entity and any court or other tribunal) or (iii) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature, in each case, whether federal, state, local, municipal, foreign, supranational or of any other jurisdiction.

“Repurchase Offer” means any offer to purchase common shares by the Company or any affiliate thereof pursuant to (i) any tender offer or exchange offer subject to Section 13(e) or 14(e) of the Exchange Act or Regulation 14E promulgated thereunder or (ii) any other offer available to substantially all holders of common shares (subject to satisfaction of any conditions to participation therein such as those relating to minimum holding percentages or accredited status) to purchase or exchange their common shares, in the case of both “(i)” or “(ii)”, whether for cash, shares of capital stock of the Company, other securities of the Company, evidences of indebtedness of the Company or any other person, or any other property (including, without limitation, shares of capital stock, other securities or evidences of indebtedness of a subsidiary), or any combination thereof, effected while the Subscription Warrants are outstanding, and includes, without limitation, any (A) redemption of common shares pursuant to the terms thereof or otherwise and (B) any other self-tender offer; excluding, in all cases any tender offer made to shareholders in order to reduce the number of small shareholders of record (e.g., reverse share split).

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